March 7, 2006

Via Edgar and DHL Express

Ms. Katherine Mathis, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	National Lampoon, Inc.
Form 10-KSB for the Fiscal Year Ended July 31, 2005
Form 10-QSB for the Quarterly Period Ended October 31, 2005
File No. 0-15284

Dear Ms. Mathis:

In response to your letter dated January 12, 2006, below is a detailed explanation to each of your comments. We are including with this letter a proposed amendment (the “Amendment”) to the Company’s Annual Report on Form 10-KSB. Once all of your comments are satisfactorily addressed, we will file the Amendment.

Form 10-KSB for the Year Ended July 31, 2005
Item 1. Business - Our Business, page 2
Item 6. Management’s Discussion and Analysis of Financial Condition or Plan of Operation - Overview, page 14

1.
You state in this section that your 2005 revenues were derived from the following sources: 43% from National Lampoon, Inc., 37% from Motion Picture and Feature Film, 2% from Television Production, and 12% from Home Entertainment DVD. In addition, you state in MD&A that your 2005 revenues were derived from the following sources: 54% from Licensing, 36% from National Lampoon Networks, and 6% from Home Entertainment. As these disclosures appear to be inconsistent, please reconcile and revise the revenues and related percentage contribution to fiscal year 2005 revenues for each segment discussed in the Business and MD&A sections of the filing in future filings.

In response to comment number 1, in future filings we will reconcile the revenues and related percentage contribution to fiscal year revenues in the discussions included the Business and MD&A sections.

Management’s Discussion and Analysis of Financial Condition or Plan of Operation - Result of Operations, page 18

Ms. Katherine Mathis, Division of Corporation Finance
Securities and Exchange Commission
March 7, 2006

2.
We note from the disclosure included in the last paragraph on page 18 that you have changed the way in which you present segment revenue for the year ended July 31, 2005 as compared to the year ended July 31, 2004 due to the evolving nature of your business. However, based on the disclosures provided in your consolidated statements of operations, we note that you have not revised your segment disclosures for 2004 so that they are presented consistently with the 2005 presentation. In this regard, please revise your segment disclosures in the table included in MD&A and in Note I to your financial statements for the year ended July 31, 2004 so that they are presented consistently with the 2005 presentation as required by paragraph 34 of SFAS No. 131. Please note that since it appears that the required revenue and related cost information can be easily derived from your statement of operations for this period, it does not appear that it would be impracticable to restate your 2004 segment disclosures as provided in paragraph 34 of SFAS No. 131.

In response to comment number 2, we have restated the segment disclosures for 2004 in the table included in MD&A and in Note I to our financial statements for the year ended July 31, 2004, so that they are consistent with the 2005 presentation. Please see the Amendment.

3.
We note the disclosure on page 20 indicating that many direct television production costs that were expensed immediately in prior years are now being capitalized as they are incurred and amortized as revenue is recognized in accordance with ultimate schedules. Please tell us in further detail the nature of the costs which you are now capitalizing which were expensed immediately in prior years and explain why you believe your current and prior treatment of these costs was appropriate. We may have further comment upon receipt of your response.

In response to comment number 3, we capitalized all television production costs, which consist of actors, writers and other production costs in both the 2004 and 2005 fiscal years. Television production costs in 2004 consisted only of costs associated with episodic television series aired on National Lampoon Network. In accordance with the guidance set forth in SOP 00-2 paragraphs 33 and 39(b) for episodic television series, ultimate revenue can include estimates for not only the initial market (in this case the college network) but can also include secondary markets once the Company can demonstrate through its history or through industry norms that the number of episodes produced, plus those for which a firm commitment exists, can be licensed in the secondary market.

Ms. Katherine Mathis, Division of Corporation Finance
Securities and Exchange Commission
March 7, 2006

In the 2004 fiscal year the Company could not yet estimate secondary market revenue in accordance with the guidelines above, therefore it did not capitalize costs in excess of the contracted revenue. As noted in paragraph 33, the Company expensed as incurred all television production costs in excess of this limitation, and then expensed the capitalized costs as it recognized the related revenue.

In the 2005 fiscal year the Company determined, in accordance with the guidelines of paragraph 39(b), that it had produced enough episodes to allow it to license the series in a secondary market. The Company made this determination based on historical sales for similar projects, with a similar number of episodes produced. Since it began producing television shows for National Lampoon Network, the Company has produced over 100 episodes (in the aggregate) of several programs for broadcast. Prior to 2005, the Company sold these programs through mass merchants (such as WalMart and Costco) and to pay and cable television (including Hill & Brand, Fox Family Channel, Disney and Showtime). The Company believes that this demonstrated that it could estimate that in the future it would be able to sell similar product in these secondary markets and management estimated the ultimate revenues using this data.

The Company began to capitalize production costs in accordance with SOP 00-2 paragraphs 38 to 40, based on the ultimate revenues it estimated using historical data that would be generated from the initial and secondary markets by each episodic television series for produced episodes. Using SOP 00-2, the Company amortizes such capitalized production costs in accordance with the provisions included in paragraphs 34 through 37 by the film forecast method, revising the estimates of ultimates each period as necessary to reflect the most current information available. The Company evaluates such costs for impairment in accordance with paragraph 44 if any events or circumstances, such as those set forth in paragraph 43, indicate that the fair value of the project may be less than the unamortized amounts remaining on the Company’s books.

Balance Sheets, page F-2
Note A - Business Organization and Summary of Significant Accounting Policies - Intangible Assets, page F-8

4.
We note that you have had continuing net losses of $8,669,170 and $5,127,107 and net cash used in operating activities of $6,803,573 and $4,003,355 for the years ended July 31, 2005 and 2004 respectively. This is an indication that the carrying amounts of your long-lived assets, especially capitalized production costs and intangible assets may not be recoverable. In this regard, supplementally provide us with your most recent impairment analysis for your long-lived assets. Your impairment analysis should describe the methodology and assumptions or estimates used to test your capitalized production costs and intangible assets for impairment. See paragraphs 43 and 47 of SOP 00-2 regarding impairment testing related to your intangible assets (i.e., National Lampoon trademark). Also, describe any groupings of assets used for purposes of analyzing or measuring impairment. In addition, revise future filings to include full and clear disclosure of your impairment policy. We may have further comments.

Ms. Katherine Mathis, Division of Corporation Finance
Securities and Exchange Commission
March 7, 2006

In response to comment number 4, the Company believes that no impairment of its intangible asset, the National Lampoon trademark, exists. Furthermore, the Company does not believe SOP 00-2 to be the governing authoritative guidance on testing of impairment of the trademark, but instead believes it is within the scope of SFAS 142. The Company tests for impairment in accordance with SFAS 142 and 144 paragraphs 16 to 21, estimating the future cash flows from the trademark to test the recoverability of the intangible asset. The valuation of the trademark includes estimates of cash flows over the remaining expected life based on prior revenues generated from the film library using the trademark and trademark licensing fees.

The Company determined that the projected future cash flows would be in excess of the carrying value of the National Lampoon trademark.

Furthermore, the Company does not believe that its losses are an indication of impairment of the future value of the trademark or its ability to generate positive future cash flows because the recent losses include the non-cash reorganization, debt- and equity-related costs set forth in the chart below:

2005
Amortization debt issuance costs	$327,000
Severance costs to former CEO	2,577,497
Forgiveness of note receivable from officer	165,822
Expense associated with modification of warrants	1,082,695
Interest expense	147,702
Public company expenses (audit, legal, investor relations)	987,572
$5,288,288

Ms. Katherine Mathis, Division of Corporation Finance
Securities and Exchange Commission
March 7, 2006

As noted in response to comment number 3 above, the Company evaluated its film costs for impairment in accordance with paragraphs 43 and 44 of SOP 00-2. Paragraph 43 lists examples of events that would indicate that the fair value is less than the carrying value of the project. The Company believes that none of these events have occurred, however, it performed the assessment to determine if the carrying value was in excess of the fair value of each film or television project, using estimated ultimate revenue based on historical data.

5.
Revise Note A in future filings to disclose your accounting policy for capitalized production costs and related amortization as discussed on page 17 of MD&A under the caption, Critical Accounting Policies. Also, include the disclosures required by paragraphs 51 through 55 of SOP 00-2. In addition, supplementally tell us why you have reduced your capitalized production costs by $425,500 film financing at July 31, 2005 (as reflected on your balance sheet on page F-2) and the literature that supports your accounting treatment. We may have further comments.

In response to comment number 5, in future filings the Company will revise Note A to include the disclosures required by paragraphs 51 through 55 of SOP 00-2, as applicable.

In response to your question relating to the reduction of capitalized production costs, the Company reduced its capitalized production costs based on the following facts, using the guidance of EITF 88-18 “Sales of Future Revenues” as to when proceeds from an investor should be classified as debt.

The Company and Majestic Entertainment, Inc. (“Majestic”) executed an agreement (the “Agreement”) in December 2004 to create an entity (National Lampoon Clubhouse, Inc.) that would produce and distribute movies for the “tween” audience. Between June and July 2005 Majestic paid the Company $425,500 (the “Payment”) toward the production of the feature film “Trick or Treat”. The total budget of $1,800,000 for the production is to be funded 50% by each party. The terms of the Agreement state that (1) revenues received by National Lampoon Clubhouse, Inc. will be reinvested in future films and (2) when there are sufficient funds for National Lampoon Clubhouse, Inc. to function debt free, then profit distributions will be made in accordance with the ownership percentages of 50% each.

EITF 88-18 states that the classification of funds received from an investor as debt or deferred income depends on the specific facts and circumstances of the transaction.

Ms. Katherine Mathis, Division of Corporation Finance
Securities and Exchange Commission
March 7, 2006

The abstract indicates that the occurrence of any one of six factors creates a rebuttable presumption that the classification of the proceeds as debt is appropriate. The factors are:

1. The transaction does not purport to be a sale (that is, the form of the transaction is debt).

2. The enterprise has significant continuing involvement in the generation of the cash flows due the investor (for example, active involvement in the generation of the operating revenues of a product line, subsidiary, or business segment).

3. The transaction is cancelable by either the enterprise or the investor through payment of a lump sum or other transfer of assets by the enterprise.

4. The investor’s rate of return is implicitly or explicitly limited by the terms of the transaction.

5. Variations in the enterprise’s revenue or income underlying the transaction have only a trifling impact on the investor’s rate of return.

6. The investor has any recourse to the enterprise relating to the payments due the investor.

The Company argues that the Payment does not meet the criteria for classification as debt because:

1. The transaction doesn’t purport to be a sale in that Majestic didn’t take title to anything by making the Payment.

2. Both the Company and Majestic have continuing significant involvement in the operations and generation of profits. Majestic has contributing participation in the production of the film.

3. The Agreement may not be cancelled by either party through the payment of money or the transfer of assets.

4. and 5. The arrangement does not contain a promised rate of return, but rather a percentage of net profits after certain conditions are met. This also addresses factor number 5, which states that a variation in the enterprise’s revenue or income has only a trifling impact on the investor’s rate of return. This is obviously not the case, since once Clubhouse is debt-free, the amount of return the other party receives is solely determined by income.

Ms. Katherine Mathis, Division of Corporation Finance
Securities and Exchange Commission
March 7, 2006

6. Majestic has no recourse against the Company or Clubhouse relating to the Payment.

Since the film financing does not meet the rebuttable presumptions for debt classification set forth in EITF 88-18, the Company believes that it is properly classified as a reduction of negative costs since the film financing is, in fact, representative of the two parties sharing in the cost of producing the film.

Consolidated Statements of Operations, page F-4

6.
We note from your discussion in MD&A on page 21 that interest expense is included in selling, general and administrative expenses for each period presented. In this regard, please revise future filings to classify interest expense as a separate line item under the caption, other income (expense).

In response to comment number 6, in future filings the Company will classify interest expense on a separate line item under the caption “Other income (expense)”.

Statements of Stockholders’ Deficit, page F-5

7.
We note that you have reflected the accrual of dividends related to your Series B and Series C Convertible Preferred Stock of $591,806 and $521,713, respectively on the statements of stockholders’ deficit during the year ended July 31, 2005 and as an increase to net loss to arrive at net loss available to common shareholders for this period. In this regard, supplementally tell us where you have reflected dividends related to the Series B Convertible Preferred Stock in the statements of stockholders’ deficit and in your statements of operations for periods prior to fiscal year 2005. If no dividends were recognized in connection with the Series B Preferred Shares prior to the fiscal year ended July 31, 2005, please explain why. We may have further comments.

Ms. Katherine Mathis, Division of Corporation Finance
Securities and Exchange Commission
March 7, 2006

In response to comment number 7, please note that the Series B Convertible Preferred Stock did not accrue dividends prior to the 2005 fiscal year. In October 2004, the Company issued Series C Convertible Preferred Stock and, in conjunction with that issuance, it changed the rights, preferences and privileges of the Series B Convertible Preferred Stock so that they were identical to the Series C Convertible Preferred Stock. Prior to October 2004, Series B shareholders were not entitled to receive dividends and therefore no dividends were recognized prior to the 2005 fiscal year. The Company began accruing dividends for Series B and Series C Convertible Preferred Stock at a rate of 9% annually in November 2004.

Note A - Business Organization and Summary of Significant Accounting Policies

8.
Supplementally tell us, with a view toward expanded disclosure in future filings, how you determined that you control the operations of National Lampoon Clubhouse, Inc. supporting your conclusion to consolidate the entity. If you do not have control over the operations of this entity, please explain in detail why you believe consolidation of this entity is appropriate. Your response should include the literature that supports your accounting treatment. We may have further comments.

In response to comment number 8, the Company determined that although it did not hold a majority of the voting rights in National Lampoon Clubhouse Inc., consolidation was proper using criteria to determine control set forth in EITF 96-16. EITF 96-16 recognizes that majority ownership is not the same as control and that, in certain situations, a minority owner may actually have such significant rights as to have control.

EITF 96-16 states in pertinent part,

The Task Force believes that minority rights (whether granted by contract or by law) that would allow the minority shareholder to effectively participate in the following corporate actions should be considered substantive participating rights and would overcome the presumption that the investor with a majority voting interest should consolidate its investee: . . . 2. Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.” (Emphasis in original.)

On December 14, 2004, the Company and Majestic Entertainment, Inc. (“Majestic”) entered into a letter agreement (the “Agreement”). The Agreement provides for the creation of National Lampoon™ Clubhouse, Inc. (“Clubhouse”), a corporation equally owned by the Company and Majestic. Clubhouse was formed to make films for the “tween” market.

Ms. Katherine Mathis, Division of Corporation Finance
Securities and Exchange Commission
March 7, 2006

Clubhouse is an attempt to create another brand using the National Lampoon™ name. Because of the importance of the National Lampoon™ name to the Company, it exercises day-to-day operational control over Clubhouse. Clubhouse operates out of the Company’s premises, and utilizes both the staff and property of the Company. The Company integrated Clubhouse’s operations with its operations, making all the decisions necessary to carry out the current business activities. The Company provides all the accounting functions for Clubhouse, including making all accounting policy decisions, determining any estimates affecting the carrying amounts of assets and liabilities, and maintaining all accounting records. The Company also established credit with vendors for use by Clubhouse or used its vendors to provide services to Clubhouse. Additionally, Clubhouse uses the post-production equipment and other post-production facilities on the Company’s premises. The rights Majestic holds in regards to the production of the individual films are of an artistic nature, and do not necessarily involve day-to-day decisions in the ordinary course of business.

After careful consideration of the accounting guidance regarding both instances in which to consolidate and when not to, and what constitutes control, the Company believes that its extra involvement in the day to day operations which constitute the ordinary course of business of Clubhouse and the additional risk it bears to its good name and credit relationships indicates that it exercises more control over the entity than Majestic does. Based on the foregoing, the Company has determined that although it does not exercise control by a majority of the voting rights in Clubhouse, it has more than a significant influence on Clubhouse and accordingly the proper accounting treatment would be to consolidate Clubhouse’s financial results with the Company’s.

Income Taxes, page F-9

9.	Revise future filings to include the disclosures required by paragraph 43 and paragraphs 45 through 48 of SFAS No. 109, as applicable.

In response to comment number 9, in future filings the Company will revise the note on Income Taxes to include the disclosures required by paragraph 43 and paragraphs 45 through 48 of SFAS No. 109, as applicable.

Ms. Katherine Mathis, Division of Corporation Finance
Securities and Exchange Commission
March 7, 2006

General

10.
Revise future filings to disclose your status as a “controlled company” and the terms of the Voting Agreement entered into on May 17, 2002 as discussed on page 5 of your Proxy Statement filed on December 13, 2005. See the requirements of SFAS No. 57.

In response to comment number 10, the Company will revise future filings to disclose its status as a “controlled company” and the terms of the Voting Agreement entered into on May 17, 2002 as discussed on page 5 of the Company’s Proxy Statement filed on December 13, 2005, in accordance with SFAS No. 57.

Note C - Accrued Series B and Series C Convertible Preferred Stock, page F-13

11.
Please ensure that you have included all the disclosures required by paragraphs 4 and 6 of SFAS No. 129 related to your Series B and Series C Convertible Preferred Stock. In this regard, supplementally advise us of your compliance and revise future filings as necessary.

In response to comment number 11, the Company believes that its disclosure complies with the requirements of paragraphs 4 and 6 of SFAS No. 129. Paragraph 4 of SFAS No. 129 states “Disclosures should indicate whether the shares that would be issued if the contingently convertible securities were converted are included in the calculation of the diluted EPS, and the reasons why or why not”, and paragraph 6 states “Transition and Effective Date: The guidance in this FSP is effective immediately upon posting of the final FSP to the FASB website and applies to all existing and newly created securities.”

Under Note A, we included disclosures related to our Series B and Series C Convertible Preferred Stock required by paragraphs 4 and 6 of SFAS No. 129, as shown below and will include it in Note C in future filings:

“Note A. Net Income or Loss Per Share. 8,178,711 shares that would be issuable upon conversion of the convertible preferred stock are not included in the calculation of diluted earnings per share during the year ended July 31, 2005 and 2004, respectively because their inclusion would be anti-dilutive.”

Ms. Katherine Mathis, Division of Corporation Finance
Securities and Exchange Commission
March 7, 2006

Note H - Stockholders’ Equity

12.
Based on the disclosures provided in Note H, it appears that you recognized a beneficial conversion feature only for the portion of the Series C Convertible Preferred Stock that was issued in exchange for cash proceeds and not for the $4.5 million issued in exchange for the conversion of debt and for payment of salaries. Please revise your financial statements to recognize a beneficial conversion feature associated with the Series C Convertible Preferred Stock that was issued in exchange for non-cash proceeds of $4.5 million. We do not believe that the fact that non-cash proceeds were received in this transaction precludes the requirement to apply the guidance outlined in EITF 98-5 and 00-27 with regards to the Series C Preferred Shares issued in this transaction.

In response to comment number 12, please note that the calculation of the beneficial conversion feature included both the exchange for cash proceeds and the exchange for the conversion of debt and for payment of salaries. In calculating the beneficial conversion feature, the Company recorded $1,337,809 for the period ended October 31, 2004, which was computed on the receipt of approximately $2.5 million in cash and approximately $2 million in conversion of debt. For the period ended January 31, 2005 the Company recorded $943,097, which was computed on the receipt of approximately $500,000 in cash and approximately $2.2 million in conversion of debt and salary.

The disclosure relating to the beneficial conversion feature states in pertinent part, “The value of the warrants plus the value of the conversion feature total $3,552,810 and exceeded the proceeds of the offering.” We understand that this statement is misleading, since the value of the warrants plus the value of the conversion feature did not, in fact, exceed the proceeds of the offering, but rather the net cash proceeds. Therefore, in the Amendment, we have revised the disclosure above to delete the phrase “and exceeded the proceeds of the offering”. Please see the Amendment.

Note I - Segment Data, page F-19

13.
Please revise future filings to include all the disclosures required by paragraph 27 of SFAS No. 131 for each period presented. Your revised disclosures should include, but not be limited to, information related to total assets and interest expense for each reportable segment.

Ms. Katherine Mathis, Division of Corporation Finance
Securities and Exchange Commission
March 7, 2006

In response to comment number 13, in future filings the Company will revise its disclosure to include all of the information required by paragraph 27 of SFAS No. 131 for each period presented.

14.
We note that your reconciliation of the total reportable segments’ measures of loss does not agree to your consolidated loss before minority interest and income taxes for each period presented in your statements of operations. In this regard, please revise future filings to comply with paragraph 32 of SFAS No. 131.

In response to comment number 14, in future filings we will revise the segment revenues under Note I to comply with requirements of paragraph 32 of SFAS No. 131.

Exhibits 31.1 and 31.2 Section 13a-14(a)/15d-14(a) Certifications

15.
Please revise the certifications to comply with the requirements set forth in Rules 13A-14(a) and 15d-14(a). Your revisions should include, but not be limited to, disclosures regarding the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and their involvement regarding the design of internal control over financial reporting. In this regard, please revise the certifications to comply with the language set forth in Item 601(b)(31) of Regulation S-B.

In response to comment 15, the Company has not revised the certifications as requested because it believes that the final release issued by the Securities and Exchange Commission on June 5, 2003 does not yet require the Company to make the disclosures relating to internal control over financial reporting. The release says in pertinent part, “We are applying the extended compliance period to the portion of the introductory language in paragraph 4 of the Section 302 certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b), which must be provided in the first annual report required to contain management’s internal control report and thereafter. As noted above, this extended compliance period does not in any way affect the provisions of our other rules and regulations regarding internal controls that are in effect.”

The Company is a small business issuer and will not be issuing a report relating to its internal control over financial reporting until 2007.

Ms. Katherine Mathis, Division of Corporation Finance
Securities and Exchange Commission
March 7, 2006

Form 10-QSB for the Quarterly Period Ended October 31, 2005
Financial Statements
Note D - Film Financing

16.
Please tell us and revise Note D to explain in future filings your rationale for consolidating you investment in Totally Baked LLC. As part of your response and your revised disclosure, please indicate the nature and amount of your investment in this entity and explain why you believe consolidation of this entity is appropriate.

On May 6, 2005, the Company, along with two other parties (Newco and Laughter Heals Productions, Inc., referred to in this discussion as “LHP”), signed a “Deal Memorandum”. Newco, which has not yet been formed, will be an entity owned by Craig Shoemaker and Teri Nixon. LHP is an entity owned by Craig Shoemaker. According to the Deal Memorandum, Newco and the Company agreed to jointly work on a single film, which was to be funded entirely by Newco.

The Company does not typically create a separate entity when it enters into agreements with third parties related to the production and distribution of a film. However, Mr. Shoemaker asked the Company to form a limited liability company for this production, so on August 5, 2005 the Company filed Articles of Organization for the limited liability company named Totally Baked LLC. No operating agreement has been signed by the parties to the Deal Memorandum and, to date, the Deal Memorandum represents the only document that the parties agree govern their actions.

The Company is a mature business that develops, produces, provides creative services (such as writing or assistance with the development of a project, as requested) and distributes National Lampoon™ branded comedic content through a broad range of media platforms. The Company has the corporate resources, such as the personnel, the fixed assets, the distribution network and the contacts that are necessary to successfully produce and distribute this motion picture. For this reason, the Company has been in control of the production. The Company’s employees provide all support services to the production, or it obtains contract services from third parties. The Company has creative control over the script and provided the writers. The Company has produced the film National Lampoon’s Totally Baked in the same manner that it produces, and has produced, other films that bear the National Lampoon name. While the Deal Memorandum provides for “joint approval rights with respect to all key decisions regarding all creative and business elements”, in fact, the Company is the only party of the three parties to the Deal Memorandum that has the ability and the capacity to make the film.

Ms. Katherine Mathis, Division of Corporation Finance
Securities and Exchange Commission
March 7, 2006

Furthermore, the Company has analyzed this matter using EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, and determined that it should report all gross amounts relating to the production and sale of the film National Lampoon’s Totally Baked in its consolidated financial statements because it acts, in substance, as a principal providing services directly to the fulfillment of the contract. The Company, rather than Totally Baked LLC, bears the burden of producing the film and finding a distribution outlet for it. The Company is also responsible for providing much of the manpower and equipment (pre-production, production and post-production) to make the film, either through its employees or its vendors. The Company has discretion in choosing the vendors and the Company exercises primary creative control over the project. Finally, third parties working on or providing services for this film see the Company as the producer of the film, because their contacts and agreements have been with and from the Company, not with or from Totally Baked LLC.

The Company believes that these factors require it to report the revenue gross with a separate display of cost of sales.

General

17.
Comply with the comments on the Form 10-KSB for the year ended July 31, 2005 as they apply to filings on Form 10-QSB. Please note that your Form 10-QSB should be revised to comply with the comment on Exhibits 31.1 and 31.2 above.

In response to this comment, the Company will comply with your comments on its Form 10-QSB. As noted above, the Company believes that Exhibits 31.1 and 31.2 are correct as filed, therefore, unless you make further comments related to these exhibits, the Company does not intend to file an amendment to change them.

Ms. Katherine Mathis, Division of Corporation Finance
Securities and Exchange Commission
March 7, 2006

Very truly yours,

NATIONAL LAMPOON, INC.

By: /s/ Daniel S. Laikin
       Daniel S. Laikin
       Chief Executive Officer

Enclosure:

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
FORM 10-KSB

(Mark One)

☒	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended July 31, 2005

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

Commission File Number 001-32584

NATIONAL LAMPOON, INC.
(Name of Small Business Issuer in its charter)

Delaware	95-4053296
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)

10850 Wilshire Boulevard, Suite 1000
Los Angeles, California 90024
(Address of principal executive offices)(Zip code)

Issuer's telephone number, including area code: (310) 474-5252

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which each is registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.0001 par value
(Title of class)

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

Indicate by check mark whether the issuer is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

The issuer’s revenues for the fiscal year ended July 31, 2005 totaled $3,673,442.

The number of shares of the issuer’s common stock, $0.0001 par value per share, outstanding as of October 19, 2005 was 6,769,451. The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant on October 19, 2005, based on the selling price as reported by the American Stock Exchange as of such date, was approximately $12,716,688.

DOCUMENTS INCORPORATED BY REFERENCE

None

Transition Small Business Disclosure Format: Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment”) to our Annual Report on Form 10-KSB for the fiscal year ended July 31, 2005 (“Annual Report”) is being filed to amend certain portions of Items 6 and 7 of Part II of the Annual Report. This Amendment is being filed to reflect the results of comments that we received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission in connection with the staff’s normal periodic review of our filings.

Due to the evolving nature of our business, for the 2005 fiscal year we changed the way in which we presented our segment revenue. In order to present segment disclosures for the 2004 fiscal year consistently with segment disclosures for the 2005 fiscal year, the summarized financial information for the years ended July 31, 2005 and 2004 as presented in (i) the table included in the section titled “Management’s Discussion and Analysis of Financial Condition or Plan of Operation” and (ii) Note I to our financial statements, has been revised. The revised information is as follows:

The table on page 15 of the Annual Report is deleted in its entirety and the following appears in its place:

	Licensing	Advertising & Promotion	Production	Travel Services	Clubhouse	Total
Year Ended July 31, 2005
Segment revenue	$2,035,000	$1,322,000	$223,000	$94,000	$-	$3,674,000
Segment operating (loss)	$(2,507,000)	$(1,754,000)	$(3,727,000)	$(242,000)	$(100,000)	$(8,330,000)

Year Ended July 31, 2004
Segment revenue	$992,000	$559,000	$371,000	$-	$-	$1,922,000
Segment operating (loss)	$(576,000)	$(2,840,000)	$1,290,000	$-	$-	$(4,706,000)

Note I, appearing on pages F-19 and F-20 of the Annual Report, is deleted in its entirety and the following appears in its place:

NOTE I - SEGMENT INFORMATION

Segment Reporting - SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, results in the use of a management approach in identifying segments of an enterprise. Management has determined that the Company operates in four business segments: the production of motion picture, television, and video/DVD products; the licensing and exploitation of the “National Lampoon®” trademark and related properties including the sale of products to consumers; television production and distribution to college campuses from which advertising and promotion revenues are derived and travel services. Segment operating income/(loss) excludes the amortization of intangible assets, interest income, and income taxes. Selling, general and administrative expenses not specifically attributable to any segment have been allocated equally among the four segments. Summarized consolidated financial information for the years ended July 31, 2005 and 2004 concerning the Company’s segments is as follows. Segment revenues for the 2004 fiscal year have been reclassified to conform with the manner in which segment revenues are reported for the 2005 fiscal year. The manner of reporting segment revenues changed due to the evolving nature of our business.

	Licensing	Advertising & Promotion	Production	Travel Services	Clubhouse	Total
Year Ended July 31, 2005
Segment revenue	$2,035,000	$1,322,000	$223,000	$94,000	-	$3,674,000
Segment operating (loss)	$(2,571,000)	$(1,754,000)	$(3,663,000)	$(242,000)	$(100,000)	$(8,330,000)
Identifiable Assets
Capital expenditures	$-	$12,000	$-	$-	$-	$12,000
Depreciation expense	$2,000	$47,000	$-	$-	$-	$49,000

Year Ended July 31, 2004
Segment revenue	$992,000	$559,000	$371,000	$-	$-	$1,922,000
Segment operating (loss)	$(576,000)	$(2,840,000)	$(1,290,000)	$-	$-	$(4,706,000)
Identifiable Assets
Capital expenditures	$-	$40,000	$-	$-	$-	$40,000
Depreciation expense	$2,000	$28,000	$-	$-	$-	$30,000

A reconciliation of segment operating loss to net income before income taxes for year ended July 31, 2005 and 2004 is as follows:

	FOR THE YEAR ENDED

	July 31, 2005	July 31, 2004
Total segment operating (loss)	$(8,330,000)	$(4,706,000)
Amortization of intangible assets	$(240,000)	$(240,000)
Interest expense	$(148,000)	$(184,000)
Interest income	$8,000	$6,000

Net loss before minority interest and income taxes	$(8,710,000)	$(5,124,000)

We are also striking the phrase, “and exceeded the proceeds of the offering” from the 5th sentence of paragraph 18 in Note H, which appears on page F-18 of the Annual Report. The revised sentence states, “The value of the warrants plus the value of the conversion feature total $3,552,810.”

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Amendment No. 1 on Form 10-KSB to be signed on its behalf by the undersigned, thereunto duly authorized on this ____ day of March 2006.

National Lampoon, Inc.

By:
Daniel S. Laikin, Chief Executive Officer

By:
Douglas S. Bennett, President and
Chief Financial Officer

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULES 13a-14 AND 15d-14
OF THE SECURITIES EXCHANGE ACT OF 1934

I, Daniel S. Laikin, Chief Executive Officer of National Lampoon, Inc. (the “Company”), certify that:

I have reviewed this Amendment No. 1 on Form 10-KSB of National Lampoon, Inc. (the “Report”)

Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report.

Based on my knowledge, the financial statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in the Report.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) disclosed in this Report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and to the audit committee of the board of directors (or persons fulfilling the equivalent function):

(i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Dated: March __, 2006

Daniel S. Laikin
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF PRESIDENT AND
PRINCIPAL FINANCIAL OFFICER
PURSUANT TO RULES 13a-14 AND 15d-14
OF THE SECURITIES EXCHANGE ACT OF 1934

I, Douglas S. Bennett, President and Chief Financial Officer of National Lampoon, Inc. (the “Company”), certify that:

I have reviewed this Amendment No. 1 on Form 10-KSB of National Lampoon, Inc. (the “Report”)

Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report.

Based on my knowledge, the financial statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in the Report.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the Company and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) disclosed in this Report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and to the audit committee of the board of directors (or persons fulfilling the equivalent function):

(i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Dated: March __, 2006

Douglas S. Bennett
President and Chief Financial Officer